UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                            BALANCED CARE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   057630-10-5
                                 (CUSIP Number)

                 IPC Advisors S.A.R.L. c/o Unsworth & Associates
                      Herengracht 483, 1017 BT, Amsterdam.
                          Tel. No.: 011-31-20-623-2205
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 11, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 057630-10-5                                         Page 2 of 21 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          IPC Advisors S.A.R.L.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          AF

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Luxemburg

                                7         Sole Voting Power

           NUMBER OF                      3,300,000
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,855,892
             WITH
                                9         Sole Dispositive Power

                                          3,300,000

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          7,155,892

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          35.7%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 057630-10-5                                         Page 3 of 21 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          LMR Investments Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      3,300,000
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,855,892
             WITH
                                9         Sole Dispositive Power

                                          3,300,000

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          7,155,892

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          35.7%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 057630-10-5                                         Page 4 of 21 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The LMR Family Trust

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      3,300,000
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,855,892
             WITH
                                9         Sole Dispositive Power

                                          3,300,000

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          7,155,892

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          35.7%

14        Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13D

CUSIP No. 057630-10-5                                         Page 5 of 21 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Caledonian Bank & Trust Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      3,300,000
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,855,892
             WITH
                                9         Sole Dispositive Power

                                          3,300,000

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          7,155,892

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          35.7%

14        Type of Reporting Person (See Instructions)

          CO

Item 1.  Security and Issuer.

         This statement relates to the common stock of the Issuer, par value $0.001 per share (the "Common Stock") of Balanced Care Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1215 Manor Drive, Mechanicsburg, Pennsylvania 17055.

Item 2.  Identity and Background.

         (a) The names of the persons filing this statement are IPC Advisors S.A.R.L., a Luxemburg corporation ("IPC Advisors"), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), The LMR Family Trust, a Cayman Islands trust (the "Trust") and Caledonian Bank & Trust Limited, a Cayman Islands corporation (the "Trustee" and, collectively with IPC Advisors, LMR Investments and the Trust, the "Reporting Persons"). LMR Investments owns 100% of the equity of IPC Advisors and the Trust owns 100% of the equity of LMR Investments.

         The names of the directors of IPC Advisors are H. Reichmann and J.B. Unsworth. The names of the directors of LMR Investments are H. Reichmann and J.B. Unsworth. The names of the directors and executive officers of the Trustee are W.S. Walker, D.G. Bird, G.J.R. Stein, A.J.E. Foster, D.S. Sargison, D.J.V. Burge, D.S. Walker, B.G.H. McGrath, Vijayabalan Murugesu and F.M. Barrie.

         (b) The business address of IPC Advisors is IPC Advisors S.A.R.L. c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of each of the directors of IPC Advisors is IPC Advisors S.A.R.L. c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam.

         The business address of LMR Investments is Walker House, Mary Street, Georgetown, Grand Cayman, Cayman Islands. The business address of each of the directors of LMR Investments is Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

         The business address of the Trust is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands.

         The business address of the Trustee is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands. The business address of each of the directors and executive officers of the Trustee is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands.

         (c) IPC Advisors is a corporation whose principal business is to hold, finance and participate in investments. LMR Investments is a corporation whose principal business is to hold, finance and participate in investments. The Trust is a trust whose principal business is to hold assets on behalf of the beneficiaries of the Trust. The Trustee is a corporation whose principal business is to act as Trustee subject to the agreement of trust.

         The present principal occupation of each of the directors of IPC Advisors is a private investor. The present principal occupation of each of the directors of LMR Investments is a private investor. The present principal occupation of each of the directors and executive officers of the Trustee is:

         W.S. Walker                  Chairman of the Trustee
         D.G. Bird                    Non-executive Director of Trustee
         G.J.R. Stein                 Attorney-at-law with W.S. Walker & Company
         A.J.E. Foster                Attorney-at-law with W.S. Walker & Company
         D.S. Sargison                Managing Director of Trustee
         D.J.V. Burge                 Managing Director of Caledonian (Isle of
                                      Man) Limited
         D.S. Walker                  Assisting Managing Director of Trustee
         B.G.H. McGrath               Assisting Managing Director of Trustee
         Vijayabalan Murugesu         Assisting Managing Director of Trustee
         F.M. Barrie                  Assistant Secretary of Trustee

         (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) IPC Advisors is organized under the laws of Luxemburg. Each of the directors of IPC Advisors is a Canadian citizen.

         LMR Investments is organized under the laws of the Cayman Islands. Each of the directors of LMR Investments is a Canadian citizen.

         The Trust is organized under the laws of the Cayman Islands.

         The Trustee is organized under the laws of the Cayman Islands. The directors and executive officers of the Trustee have the following citizenship:

         W.S. Walker                  Cayman Islands
         D.G. Bird                    Cayman Islands
         G.J.R. Stein                 United Kingdom
         A.J.E. Foster                United Kingdom
         D.S. Sargison                United Kingdom
         D.J.V. Burge                 United Kingdom
         D.S. Walker                  Cayman Islands
         B.G.H. McGrath               Republic of Ireland
         Vijayabalan Murugesu         Malaysia
         F.M. Barrie                  United Kingdom

Item 3.  Source and Amount of Funds or Other Consideration.

         IPC Advisors entered into a subscription agreement with the Issuer on October 8, 1999, as amended and restated on October 11, 1999, (the "Subscription Agreement"), structured in two phases. In the first phase of the transaction, on October 11, 1999, IPC Advisors purchased 3,300,000 shares of the Series C Convertible Preferred Stock of the Issuer (the "Preferred Stock") for an aggregate purchase price of $4,125,000. As mentioned in Item 1 above, these shares of Preferred Stock are convertible into Common Stock on a one for one share basis.

With respect to the second phase of the transaction, IPC Advisors has agreed to purchase an additional 13,400,000 shares of Common Stock for an aggregate purchase price of $16,750,000, subject to certain conditions, including shareholder approval. Following completion of the proposed transaction, IPC Advisors will own approximately 49% of the equity interest in the Issuer. As part of the transaction, the membership of the Issuer's board of directors has been expanded from seven to nine members and four of the nine seats have been filled by appointees designated by IPC Advisors.

         IPC Advisors obtained the funds for the purchase of the Preferred Stock through a loan from Canary Investments S.A.R.L., a Luxemburg corporation and a sister corporation of IPC Advisors.

Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired the Preferred Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Preferred Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Preferred Stock or Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

         Other than with respect to the purchase of Common Stock pursuant to the Subscription Agreement referred to above, none of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right, subject to the terms and conditions of the Subscription Agreement, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) IPC Advisors directly holds 3,300,000 shares of Preferred Stock. LMR Investments, the Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of such shares, which may be converted into 3,300,000 shares of Common Stock. IPC Advisors also is a party to the Voting Agreement (as defined herein) whereby certain stockholders of the Issuer have agreed to vote their shares as directed by IPC Advisors as described in Item 6 below.

         (b) IPC Advisors, LMR Investments, the Trust and the Trustee have sole voting and investment power with respect to the 3,300,000 shares of Common Stock (which may be issued upon conversion of the Preferred Stock) and shared voting power over 3,855,892 shares of Common Stock (as a result of the Voting Agreement), which represent 35.7% of the issued and outstanding shares of the Common Stock.

         (c) During the last 60 days, IPC Advisors has acquired the following shares of Preferred Stock:


                            NUMBER OF            PURCHASE PRICE
             DATE           SHARES               PER SHARE ($)
             ----           ------               -------------
             10/11/99       3,300,000            1.25

These shares were purchased pursuant to the Subscription Agreement described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         IPC Advisors entered into a Voting Agreement with certain shareholders of the Issuer, Brad E. Hollinger, David K. Barber, Robert Sutton, Robin Barber, Bill R. Foster, Sr., John Brennan, Suzanne B. Croco, Stacey Reitz, Sarah Barber, James Diebold and F. David Carr (collectively, the "Shareholders"), dated October 8, 1999 (the "Voting Agreement"), in which each of the Shareholders agreed to vote in favor of the adoption and approval of the issuance of shares of Common Stock of the Issuer pursuant to the Subscription Agreement. The Shareholders also agreed to vote as directed by IPC Advisors on any other matter. The Voting Agreement terminates following the occurrence of the annual or special meeting of the shareholders of the Issuer at which the issuance of shares contemplated by the Subscription Agreement is voted on by the shareholders of the Issuer. IPC Advisors disclaims beneficial ownership of the shares of Common Stock of the Issuer held by the Shareholders.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Voting Agreement, dated October 8, 1999.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: October 21, 1999

                                            IPC Advisors, S.A.R.L.

                                            By: /s/ J.B. Unsworth
                                            ---------------------
                                            Name:  J.B. Unsworth
                                            Title: Manager


                                            LMR Investments Limited

                                            By: /s/ J.B. Unsworth
                                            ---------------------
                                            Name:  J.B. Unsworth
                                            Title: Director


                                            LMR Family Trust by Caledonian Bank
                                            & Trust Limited in its capacity as
                                            Trustee

                                            By: /s/ David Sargison
                                            ----------------------
                                            Name:  David Sargison
                                            Title: Managing Director


                                            Caledonian Bank & Trust Limited in
                                            its capacity as Trustee of The LMR
                                            Family Trust

                                            By: /s/ David Sargison
                                            ----------------------
                                            Name:  David Sargison
                                            Title: Managing Director

Exhibits
--------

Exhibit 1 - Voting Agreement

                                  Page 11 of 21